Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact     336-436-4855
                 Pamela Sherry
                 Investor@labcorp.com

Shareholder Direct:  800-LAB-0401
                               www.labcorp.com



LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK REPORTS FOURTH QUARTER AND FULL YEAR
2001 RESULTS

Fourth Quarter Revenue Growth of 16 Percent Drives 76 Percent
 Increase in EPS

Burlington, NC, February 13, 2002 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced results for the quarter and year ended December 31, 2001.

Fourth Quarter Results

Net sales were $563.8 million, operating income was $77.4 million, and net income was $40.8 million. This compares with net sales of $486.1 million, operating income of $47.6 million, and net income of $20.9 million in the fourth quarter of 2000. The 16.0 percent increase in net sales is the result of increases of approximately 12.0 percent in volume and 4.0 percent in price. Diluted earnings per share for the quarter were $0.58, versus $0.30 for the same quarter in 2000. During the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge related to closing a facility.
Had the Company not taken this charge, diluted earnings per share for the fourth quarter of 2000 would have been $0.33.

Earnings before interest, taxes, depreciation, amortization and restructuring charges (EBITDA) were $104.9 million for the fourth quarter, or 18.6 percent of net sales, versus $76.2 million, or 15.7 percent of net sales, for the same period in 2000. Days sales outstanding (DSO) improved to 58 days, representing a decline of 10 days from the end of 2000, and four days from the end of the third quarter.

Full Year Results

For the twelve-month period ended December 31, 2001, LabCorp generated net sales of $2,199.8 million, operating income of $367.6 million, and pro forma net income of $187.7 million, before extraordinary item and one-time charge relating to early extinguishment of debt in the third quarter. For the same period in 2000, LabCorp reported sales of $1,919.3 million, operating income of $245.6 million, and net income of $112.1 million. The revenue increase of
14.6 percent consists of increases of approximately 8.6 percent in volume and
6.0 percent in price. Pro forma diluted earnings per common share were $2.66, before the extraordinary item and one-time charge recorded in the third quarter of 2001, compared to $1.61 in the 2000 period. Diluted earnings per share for 2000 would have been $1.66 had the Company not taken the previously mentioned fourth quarter restructuring charge. EBITDA for 2001 was $468.7 million, or 21.3 percent of net sales, versus $339.7 million, or 17.7 percent of net sales, for 2000.

The third quarter 2001 extraordinary item of $3.2 million (net of tax benefit) referred to above, relates to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September. The one-time charge relates to a $8.9 million payment made to terminate an interest rate swap agreement tied to the Company's term loan. The total earnings per share effect of these charges was $0.07.

"LabCorp's strong fourth quarter performance rounded out an impressive year of price and volume gains for the Company," said Thomas P. Mac Mahon, chairman and chief executive officer. "We achieved steady growth and exceeded our performance measures for each quarter. Our significant accomplishments include further expansion of our managed care business while strengthening our scientific expertise and market share through acquisitions and strategic partnerships. With approximately $150 million of cash on hand, we are well positioned to pursue additional opportunities through a variety of approaches going forward."

 A live broadcast of LabCorp's quarterly conference call on February 14, 2002 will be available online at www.labcorp.com or at www.streetevents.com beginning at 9:00 A.M. ET, with an online rebroadcast continuing through April 15, 2002. The live call at 9:00 A.M. is also available in a listen-only mode by dialing 212-346-6380. A telephone replay of the call will be available through February 21, 2002 and can be heard by dialing 800-633-8284 (858-812-6440 for international callers). The access code for the replay is 202-73-030.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the Company offers more than 4,000 clinical tests ranging from routine analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.







Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings, and will be available in the Form 10-K for the year ended December 31, 2001, when filed.

- End of Text -

                                                Table to Follow -


LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                              Three Months Ended
                                                 December 31,
                                             ---------------------
                                                   (unaudited)
                                                2001         2000
                                             ---------------------
Statement of Operations Data:
Net sales                                    $  563.8     $  486.1
Cost of sales                                   338.7        300.9
Selling, general and administrative             136.1        123.8
Amortization of intangibles and other assets     11.6          9.3
Restructuring charge                               --          4.5
                                              -------      -------
Operating income                                 77.4         47.6
                                              -------      -------
Other income (expense)                            0.9          0.3
Termination of interest rate swap agreement        --           --
Interest expense                                 (4.1)        (9.2)
                                              -------      -------
Earnings before income taxes and
  extraordinary loss                             74.2         38.7

Provision for income taxes                      (33.4)       (17.8)
                                              -------      -------
Earnings before extraordinary loss               40.8         20.9
Extraordinary loss, net of tax benefit             --           --
                                              -------      -------
Earnings after extraordinary loss                40.8         20.9
Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --           --
                                              -------      -------
Net earnings attributable to common
  shareholders                                $  40.8      $  20.9
                                              =======      =======
Diluted earnings per share before
  extraordinary loss                          $   0.58     $   0.30
Extraordinary loss, net of tax benefit              --           --
                                              --------     --------
Diluted earnings per share                    $   0.58     $   0.30
                                              ========     ========
Weighted-average shares outstanding - diluted    70.8         70.0
                                              =======      =======



















LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information (continued)
(Dollars in millions, except per share data)


                                                   Year Ended
                                                  December 31,
                                             ---------------------
                                            (unaudited)
                                                2001         2000
                                             ---------------------
Statement of Operations Data:
Net sales                                    $2,199.8     $1,919.3
Cost of sales                                 1,274.2      1,152.7
Selling, general and administrative             516.5        483.0
Amortization of intangibles and other assets     41.5         33.5
Restructuring charge                               --          4.5
                                              -------      -------
Operating income                                367.6        245.6
                                              -------      -------
Other income (expense)                            0.6          0.5
Termination of interest rate swap agreement      (8.9)          --
Interest expense                                (27.0)       (38.5)
                                              -------      -------
Earnings before income taxes and
   extraordinary loss                           332.3        207.6

Provision for income taxes                     (149.6)       (95.5)
                                              -------      -------
Earnings before extraordinary loss              182.7        112.1
Extraordinary loss, net of tax benefit           (3.2)          --
                                              -------      -------
Earnings after extraordinary loss               179.5        112.1
Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --         34.6
                                              -------      -------
Net earnings attributable to common
  shareholders                                $ 179.5      $  77.5
                                              =======      =======
Diluted earnings per share before
  extraordinary loss                          $   2.59     $   1.61
Extraordinary loss, net of tax benefit           (0.05)          --
                                              --------     --------
Diluted earnings per share                        2.54         1.61
                                              ========     ========

Weighted-average shares outstanding - diluted    70.5         48.2
                                              =======      =======


















LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information (continued)
(Dollars in millions)


                                 (Unaudited)
                                 December 31,          December 31,
                              ------------------        ------------

                                     2001                  2000
                              ------------------        ------------
Balance Sheet Data:
Cash and cash equivalents        $   149.2              $    48.8
Accounts receivable, net             365.5                  368.0
Property, plant & equipment          309.3                  272.8
Intangible assets, net               968.5                  865.7
Other assets                         137.1                  111.6
                                 ---------              ---------
                                 $ 1,929.6              $ 1,666.9
                                 =========              =========

Total bank debt                  $      --              $   478.5
Zero coupon - subordinated notes     502.8                     --
Other liabilities                    341.4                  311.0
Shareholders' equity               1,085.4                  877.4
                                 ---------              ---------
                                 $ 1,929.6              $ 1,666.9
                                 =========              =========

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